July 22, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes Alan Campbell

Re:	Monopar Therapeutics Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Filed March 31, 2025

File No. 001-39070

To the addressees set forth above:

On behalf of Monopar Therapeutics Inc. (the “Company”), set forth below is the Company’s response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its letter to the Company dated July 16, 2025, relating to the Company’s 10-K for the fiscal year ended December 31, 2024, filed on March 31, 2025 (the “Form 10-K”).

For the Staff’s convenience, each response below is preceded by the exact text of the corresponding comment.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 1. Business

Our Product Pipeline, page 7

1.

We note your inclusion of two programs named “Early Pipeline” in your pipeline table on page 7. Given the limited disclosure related to these two programs, please tell us why they are sufficiently material to your business to warrant inclusion in your pipeline table. In future filings, please revise to provide more fulsome disclosure related to these two programs, including any development steps you have undertaken and disclose the individual compounds used in each program. Alternatively, remove any programs that are not currently material to your business from your pipeline table in future filings.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2025, the Company will remove from its pipeline table any programs that are not currently material to its business, including the two “Early Pipeline” programs referenced above.

MNPR-101 for Radiopharmaceutical Use, page 8

2.

Please remove your reference here and on page 57 to MNPR-101 being a “first-in-class” monoclonal antibody that targets the urokinase plasminogen activator receptor in future filings, as this statement is speculative in light of the current regulatory status of your clinical candidate.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2025, the Company will remove any references to MNPR-101 being a “first-in-class” monoclonal antibody that targets the urokinase plasminogen activator receptor.

License, Development and Collaboration Agreements

Alexion, AstraZeneca Rare Disease, page 10

3.

Please revise future filings to disclose all the material terms of your Alexion licensing agreement including the aggregate amount paid to date under this agreement and any term and termination provisions. Please also ensure that you limit any discussion of royalty rate ranges payable under this agreement to ten percentage points in future filings.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2025, the Company will: (i) disclose all material terms of its Alexion licensing agreement, including the aggregate amount paid to date under this agreement and any term and termination provisions; and (ii) limit any discussion of royalty rate ranges payable under this agreement to a range not exceeding ten percentage points.

The Company further respectfully acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Quan Vu

Quan Vu

Chief Financial Officer

Monopar Therapeutics Inc.

cc:	John Harrington, Baker & Hostetler LLP

Sean Cheatle, Baker & Hostetler LLP